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                                                                    EXHIBIT 6.13

                                 Loan Agreement


THIS AGREEMENT made on 1st October 1999, between:

M/s  SR Singapore Pte Ltd, (SR)
     1 Shenton Way
     Singapore 068803,                  Represented by    Mr. Murali Natarajan
                                                          VP(Finance)

M/s. SolutionNet Europe Plc.(SolutionNet -Europe)
     The Lansdowne Building, 2 Lansdowne Road,
     Croydon, Surrey, CR9 2ER, UK       Represented by    Mr. Chris Patel
                                                          Director


WHEREAS:

SolutionNet Europe is seeking working capital from SR to commence the IT consulting and software development services in United Kingdom and SR is desirous of setting up a marketing operation at Europe

Now this agreement bears witnesseth to and is hereby agreed between the parties as follows:

     1. SR will provide three-year interest free loan of not more than USD 150,000 to SolutionNet Europe.

     2. SolutionNet Europe will provide assistance to SR in business development, marketing and selling of SR products and services in the United Kingdom and in Europe for the first two years without any cost to SR.

     3. SolutionNet Europe will return the loan amount to SR before end of the loan due date.

     4. The agreement shall be construed and governed in accordance with the laws of Republic of Singapore.


SIGNED for and on behalf of                  SIGNED for and on behalf of
SR Singapore Pte Ltd                         SolutionNet Europe Ltd



Mr. Murali Natarajan                         Mr. Chris Patel
Vice President - Finance                     Director